EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report in this Annual Report on Form 40-F of Great Basin Gold Ltd. dated March 31, 2008 accompanying the consolidated financial statements, which appears in the Annual Report on Form 40-F.

We also consent to the incorporation by reference of our Report in the Registration Statement on Form F-8 (No.333-141985 and 333-141484) and on Form F-10 (No. 333-141985).

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 31, 2008